UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of December, 2007
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R.District — 500855
Hyderabad, Andhra Pradesh
India
(91) 40-3063-3505
(Address of principal executive offices)
Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F☑               Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.    Yes☐               No☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b): Not applicable.

Other Events:
Attached as Exhibit 100 to Form 6-K are the following materials from the Reports on Form 6-K of Satyam Computer Services Limited for the quarter ended September 30, 2007, filed on October 31, 2007, formatted in XBRL (Extensible Business Reporting Language):
(i)	Consolidated Balance Sheets as of September 30, 2007, 2006 (unaudited) and March 31, 2007

(ii)	Consolidated Statements of Income for the six months ended September 30, 2007, 2006 (unaudited) and for the year ended March 31, 2007

(iii)	Consolidated Statements of Shareholder’s Equity and Comprehensive Income for the six months ended September 30, 2007 (unaudited) and for the year ended March 31, 2007

(iv)	Consolidated Statements of Cash Flows for the six months ended September 30, 2007, 2006 (unaudited) and for the year ended March 31, 2007
The financial information contained in the XBRL is not the official publicly filed financial statements of Satyam Computer Services Limited. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions.
In accordance with Rule 402 of Regulation S-T, the information in this Form 6-K, including Exhibit 100 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.
Satyam Computer Services Limited

By: /s/ G. Jayaraman
Global Head - Corporate Governance
& Company Secretary
Dated: December 10, 2007